FORM 4	UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549
[X] Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b). (Print or Type Responses)	STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP	OMB APPROVAL OMB Number: 3235-0287 Expires: December 31, 2001 Estimated average burden hours per response. . . . 0.5
Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940
1. Name and Address of Reporting Person* DWIGHT JR., JOHN L.	2. Issuer Name and Tickler or Trading Symbol PCD INC. PCDI	6. Relationship of Reporting Person (s) to Issuer

(Check all applicable)

_X__    Director                        ___  10% Owner

_X__  Officer (give title below)  ___  Other (specify below)

										_____PRESIDENT/CHAIRMAN OF THE BOARD_________
(Last) (First) (Middle) C/O PCD INC. 2 TECHNOLOGY DRIVE					3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)		4. Statement for Month/Year MAY 2001
(Street) PEABODY, MA 01960							5. If Amendment, Date of Original (Month/Year)			7. Individual or Joint/Group Filing (Check Applicable Line) _X__ Form filed by One Reporting Person ___ Form filed by More than One Reporting Person
(City) (State) (Zip)					Table I — Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title of Security (Instr. 3)					2. Transaction Date (Month/Day/Year)	3. Transaction Code (Instr. 8)		4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)			5. Amount of Securities Beneficially Owned at End of Month (Instr. 3 and 4)		6. Ownership Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
						Code	V	Amount	(A) or (D)	Price
COMMON STOCK					05/11/01	M		10,000	A	1.145833	860,900		D
COMMON STOCK					05/11/01	S		10,000	D	4.80	850,900		D
COMMON STOCK					05/23/01	S		500	D	4.80	18,600		I	(1) BY SON
COMMON STOCK					05/23/01	S		1,500	D	4.85	17,100		I	(1) BY SON

Table II — Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
1. Title of Derivative Security (Instr.3)	2. Conversion or Exercise Price of Derivative Security	3. Transaction Date (Month/Day/Year)	4. Transaction Code (Instr. 8)		5. Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)		6. Date Exerciseable and Expiration Date (Month/Day/Year)		7. Title and Amount of Underlying Securities (Instr. 3 and 4)		8. Price of Derivative Security (Instr. 5)	9. Number of Derivative Securities Beneficially Owned at End of Month (Instr. 4)	10. Ownership Form of Derivative Securities Beneficially Owned at End of Month (Instr. 4)	11. Nature of Indirect Beneficial Ownership (Instr. 4)
			Code	V	(A)	(D)	Date Exercisable	Expiration Date	Title	Amount or Number of Shares
EMPLOYEE STOCK OPTION	1.145833	05/11/01	M			10,000	04/28/93	04/28/03	COMMON STOCK	10,000		21,000	D

Explanation of Responses:
(1) THE REPORTING PERSON DISCLAIMS BENEFICIAL OWNERSHIP OF THESE SECURITIES AND THIS REPORT SHALL NOT BE DEEMED AS AN ADMISSION THAT THE REPORTING PERSON IS THE BENEFICIAL OWNER OF SUCH SECURITIES FOR PURPOSES OF SECTION 16 OR ANY OTHER PURPOSE.

______/s/ John L. Dwight, Jr._______________________         _____05/30/01__________________
**Signature of Reporting Person                                                           Date

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

*If the form is filed by more than one reporting person, see Instruction 4(b)(v).

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations
See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).